SCHEDULE 13D

Amendment No. 1
Vimpel Communications
American Depositary Receipt
Cusip # 68370R109


Cusip # 68370R109
Item 1:	Fidelity International Limited
Item 4:	PF
Item 6:	Bermuda
Item 7:	143,160
Item 8:	None
Item 9:	143,160
Item 10:	None
Item 11:	304,160
Item 13:	1.31%
Item 14:	HC, IA


PREAMBLE

		Based upon information presently available to the undersigned, including the number of shares of American Depositary Receipts of the issuer (the "ADR's") outstanding as of the date hereof and as of January 23, 1997 (the date as of which the undersigned reported its ownership in its original report on
Schedule 13D filed with the Securities and Exchange Commission on January 28, 1997 (the "Original 13D")), as of the date hereof and as of January 23, 1997, the undersigned was the beneficial owner of approximately 1.31% of the outstanding ADR's. Accordingly, notwithstanding the filing of the Original 13D, the undersigned is not, and was not on January 23, 1997, a Reporting Person required to file reports on Schedule 13D. The undersigned will not in the future file reports on Schedule 13D relating to the ADR's unless and until the undersigned otherwise becomes a Reporting Person.

Item 1.	Security and Issuer.

	This statement relates to shares of the American Depositary Receipt, $0.00 par value (the "ADR's") of Vimpel Communications, a Russia corporation (the "Company"). The principal executive offices of the Company are located at 10-12 Ulitsa; 8-Marta, Moscow, Russian Federation.

Item 2.	Identity and Background.

	This statement is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). A separate Schedule 13D is being filed by FMR Corp., a Massachusetts Corporation ("FMR"), with respect to the ADR's. FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment adviser which is registered under Section 203 of the Investment Advisers Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under
Section 8 of the Investment Company Act of 1940 and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity, with certain common shareholders. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR.

	In addition, a partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR and FIL. FMR and FIL are separate and independent corporate entities. FMR and FIL are managed independently and their boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The ADR's to which this statement relates are owned directly by two of the Fidelity Funds, and by Fidelity International
Limited, through its subsidiaries and affiliates.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the ADR's held by the other corporations need not be aggregated for purposes of Section 13(d). However, FIL is making this filing on a voluntary basis as if all of the ADR's are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	The International Funds do not, and did not as of January
23, 1997, own more than 5.0% of the American Depositary Receipts.
Accordingly, the information required by this Item 3 is not required to be disclosed. Any information provided in the Original 13D under this item hereby is withdrawn.

Item 4.	Purpose of Transaction.

	The International Funds do not, and did not as of January
23, 1997, own more than 5.0% of the American Depositary Receipts.
Accordingly, the information required by this Item 4 is not required to be disclosed. Any information provided in the Original 13D under this item hereby is withdrawn.

Item 5.	Interest in Securities of Issuer.

	The International Funds do not, and did not as of January
23, 1997, own more than 5.0% of the American Depositary Receipts.
Accordingly, the information required by this Item 5 is not required to be disclosed. Any information provided in the Original 13D under this item hereby is withdrawn.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	The International Funds do not, and did not as of January
23, 1997, own more than 5.0% of the American Depositary Receipts.
Accordingly, the information required by this Item 6 is not required to be disclosed. Any information provided in the Original 13D under this item hereby is withdrawn.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Fidelity International Limited



DATE:	March 5, 1997:	By	/s/Arthur
Loring
	Arthur Loring
	Attorney-in-Fact



SCHEDULE A

				POSITION WITH			PRINCIPAL
NAME AND ADDRESS	INTERNATIONAL	OCCUPATION

Edward C. Johnson 3d	Director & Chairman
of the Board	Chief Executive
82 Devonshire Street		Officer-FMR
Corp.
Boston, MA 02109

Barry J. Bateman	Director	President-Fidelity
London, England		International Ltd.
EC3R 8LL

William L. Byrnes	Director	Vice Chairman-
82 Devonshire Street		FMR Corp.
Boston, MA 02109

Simon Haslam	Chief Financial Officer	CFO-Fidelity
Oakhill House		International
Limited
130 Tonbridge Road
Hildenborough, Kent,
TN119DZ

Charles T. M. Collis	Director, & V.P.
	Private Attorney
P.O.  Box HM 391
Hamilton HMBX, Bermuda

Glen R. Moreno	Director	Director-Fidelity
25 Lovat Lane		International Ltd.
London, England
EC3R 8LL

David J. Saul	Director	Executive V.P. &
P.O. Box HM 670		President-Fidelity
Hamilton, Bermuda		Bermuda, a division
		of Fidelity
		International Ltd.

Brett P. Goodin	Company Secretary	Company Secretary
and Chief
P.O. Box HM 670		Legal Officer-
Fidelity International
Hamilton, Bermuda		Limited


	Messrs. Johnson 3d, Byrnes, and Moreno are United States citizens and Messrs. Cambridge, Collis, Saul, and Bateman are citizens of the United Kingdom.



SCHEDULE B


Vimpel Communications

Not Applicable. The information provided in the Original 13D under Schedule B hereby is withdrawn.